
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of Issuer:
Bellhop Technologies Inc. d/b/a Obi

Legal status of Issuer:

        Form:
        Corporation

        Jurisdiction of Incorporation/Organization:
        Delaware

        Date of Organization:
        April 14, 2014

Physical Address of Issuer:
12422 Deerbrook Lane, Los Angeles, CA, 90049, United States

Website of Issuer:
https://www.rideobi.com

Current Number of
Employees: 1

Reason for Termination of Reports:

The Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Payam Safa

(Signature)

Payam Safa

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Payam Safa

(Signature)

Payam Safa

(Name)

Director and CEO

(Title)

April 30, 2024

(Date)

/s/Daniel Gohari

(Signature)

Daniel Gohari

(Name)

Director

(Title)

April 30, 2024

_____

(Date)

/s/Norman Rose

_____

(Signature)

Norman Rose

_____

(Name)

Director

_____

(Title)

April 30, 2024

_____

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.